

Mail Stop 3561

June 12, 2018

James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re:** **FinTech Acquisition Corp. II**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 31, 2018**
> **File No. 333-223936**

Dear Mr. McEntee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2018 letter.

Summary of the Proxy Statement/Prospectus

Selected Historical Consolidated Financial Information of Intermex, page 20

1. Reference is made to the reconciliation of Adjusted Net Income to Net (Loss) Income on page 23. Please revise to include current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Adjustments to arrive at this non-GAAP measure should not be presented "net of tax." Rather, income taxes should be shown as a separate adjustment and clearly explained. Refer to Question

102.11 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements, page 62

2. Reference is made to adjustment (4). The table includes share amounts for the three months ended March 31, 2018 rather than December 31, 2017. Please revise the title to the table and provide a similar table for December 31, 2017.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products